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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                                (AMENDMENT NO. 1)

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                ----------------

                                GALOOB TOYS, INC.
                            (Name of Subject Company)

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                                GALOOB TOYS, INC.
                        (Name of Person Filing Statement)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                ----------------

                                    364091108
                      (CUSIP Number of Class of Securities)


                             William G. Catron, Esq.
                            Executive Vice President
                               and General Counsel
                                Galoob Toys, Inc.
                              500 Forbes Boulevard
                          South San Francisco, CA 94080
                                 (650) 952-1678
                  (Name, address and telephone number of person
                authorized to receive notices and communications
                    on behalf of the person filing Statement)

                                ----------------

                                 With a copy to:

                            Jeffrey J. Weinberg, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                          New York, New York 10153-0119
                                 (212) 310-8000


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NYFS03...:\15\47315\0003\1981\SCH0228V.220

Item 2.     Tender Offer of the Bidder

      This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on October 2, 1998 (the "Schedule 14D-9") relating to the tender offer by New HIAC II Corp., a Delaware corporation and a wholly-owned subsidiary of Hasbro, Inc., a Rhode Island corporation, disclosed in the Tender Offer Statement on Schedule 14D-1, dated October 2, 1998 (as amended and supplemented), to purchase all of the outstanding common stock, par value $0.01 per share (the "Shares"), of Galoob Toys, Inc., a Delaware corporation (the "Company"), at a purchase price of $12.00 per Share, net to the seller in cash without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated October 2, 1998, and in the related Letter of Transmittal. Capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meaning ascribed to such term in the Schedule 14D-9.

Item 3.     Identity and Background

      (b) Material Contacts, etc. -- (b)(1) Certain Contracts, Agreements, Arrangements or Understandings and any Actual or Potential Conflicts of Interests Between (A) the Company or its Affiliates and (B) the Executive Officers, Directors or Affiliates of the Company -- Stock Options

      On October 20, 1998, the Company sent a letter notifying certain holders of Options that, in connection with the termination of the Stock Option Plans, that each outstanding Option, whether or not then vested or exercisable would, immediately prior to the Merger, become automatically vested and exercisable and thereafter would be cancelled. The consideration to be received for each cancelled Option is equal to the product of (A) the excess, if any, of (i) $12.00, over (ii) the exercise price per share of Common Stock of each cancelled Option and (B) the number of shares of Common Stock subject to each such cancelled Option. Any consideration paid to holders of Options pursuant to this formula will be paid without interest and net of any withholding taxes. The text of this letter is set forth as Exhibit P hereto and is incorporated by reference herein.

      On October 26, 1998, the Company sent a letter notifying certain holders of Options having an exercise price greater than $12.00 per Share that, in connection with the termination of the Stock Option Plans, such Options would, immediately prior to the Merger, be cancelled. The text of this letter is set forth as Exhibit Q hereto and is incorporated by reference herein.

Item 4.     The Solicitation or Recommendation

      (b)  Background of and Reasons for the Board Recommendation

       In connection with Mr. Goldman's discussions with representatives of Lucas in late August 1998, Lucas informed Mr. Goldman that Lucas had held discussions with both Parent and the Other Bidder and that Parent was the only acceptable assignee of the Company's Star Wars License.



Item 9.   Material to be Filed as Exhibits

Exhibit P Letter, dated October 20, 1998, from the Company to certain Option Holders.*

Exhibit Q Letter, dated October 26, 1998, from the Company to certain Option Holders.*


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*  Annexed hereto.

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
                                   SIGNATURE



      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    GALOOB TOYS, INC.

                                    By: /s/ William G. Catron
                                        ---------------------------------------
                                        Name: William G. Catron
                                        Title: Executive Vice President,
                                               General Counsel,
                                               Chief Administrative Officer and
                                               Secretary

Dated:  October 26, 1998









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
                                 EXHIBIT INDEX


Exhibit No.    Description
-----------    -----------

Exhibit P      Letter, dated October 20, 1998, from the Company to certain
               Option Holders.*


Exhibit Q      Letter, dated October 26, 1998, from the Company to certain
               Option Holders.*








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*  Annexed hereto.